Statement of Financial Condition

Clarksons Platou Securities, Inc.
December 31, 2021
With Report of Independent Registered Public
Accounting Firm

(SEC I.D. No. 8-45221)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45221

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clarksons Platou Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue, 21st Floor East
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maureen O'Brien (Name) 212 317 8161 (Area Code – Telephone Number) maureen.obrien@clarksons.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Maureen M O'Brien, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarksons Platou Securities Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBORAH KERR
Notary Public – State of New York
NO. 01KE6364221
Qualified in Columbia County
My Commission Expires Sep 11, 2021

Notary Public

Signature:

Title:
Chief Financial Officer/ Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation

Financial Statement



Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Clarksons Platou Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clarksons Platou Securities, Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2019.

New York, NY
February 23, 2022

Clarksons Platou Securities, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	2,018,418
Deposit with clearing broker		100,000
Receivables from clearing broker		5,478,391
Receivables from clients		1,392,251
Fixed assets, net of accumulated depreciation and amortization of $850,500		172,769
Right of use asset for operating lease		290,582
Due from related parties		2,407,771
Recoverable income taxes		468,091
Deferred tax assets, net of valuation allowance of $4,569,257		-
Prepaids and other assets		314,400
Total assets	$	12,642,673

Liabilities and stockholder's equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	3,800,654
Due to related parties		1,280,273
Lease liability for operating lease		290,582
Total liabilities		5,371,509

Stockholder's equity:

Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding		4
Preferred stock; $0.001 par value, 1,000 shares authorized none issued and outstanding		—
Additional paid-in capital		20,766,857
Retained earnings (deficit)		(13,495,697)
Total stockholder's equity		7,271,164
Total liabilities and stockholder's equity	$	12,642,673

The accompanying notes are an integral part of this financial statement.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also participates in underwriting corporate debt securities in the United States as a selling group or syndicate member, the arrangement and syndication of bank loans, including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of United States issuers. The Company additionally produces and publishes research reports on its sector companies and chaperones the research and trading activities of Clarksons Platou Securities AS (the "Parent") into the United States.

The Company is a wholly owned subsidiary of the Parent, which is based in Norway. The Company itself is based in the United States and conducts business from its main office in New York City. The Company is licensed and regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in the United States. The Parent is licensed and regulated by the Financial Services Authority of Norway. The Parent is wholly owned by Clarkson PLC (the "ultimate Parent"), which is listed on the London Stock Exchange.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of the Parent in the U.S.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

2. Significant Accounting Policies (Continued)

As further described in the related party transactions footnote (note 7) the Company is a member of a group of companies with relationships with members of the group. As such, it is possible that the terms of these transactions are not the same as those which result from transactions among unrelated parties.

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of ten years.

Receivables from Clearing Broker and from Clients

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from clients consist of amounts due for research and placement of security services and reimbursement of legal expenses. Receivables are periodically assessed for impairment and, as of December 31, 2021, an allowance for doubtful accounts of $59,413 was recorded based on that assessment.

Prepaids and Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Prepaids and other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Revenues and Receivables

Revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that the Company recognize revenue and related receivables, if any, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers and related receivables, if any, includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue and related receivables, if any, based on the consumption of the performance obligations of the customer; and whether constraints on variable consideration should be applied to certain future events.

4

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Revenues and Receivables (Continued)

The guidance requires the Company to follow a five step model to (1) identify the contract or contracts with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue and related receivables, if any, when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. When a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. Payment for the performance obligation occurs on the settlement date (date the trades are settled with the customer).

Underwriting Fees and Costs. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the Company acts as an underwriter, which is the performance obligation. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy in a firm commitment offering or has sold in a best efforts offering. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities transactions, as there are no significant actions the Company needs to take to fulfill its performance obligations, and the issuer obtains control of the benefit of proceeds from the securities offering. Payment for the performance obligation generally occurs at the closing date of the transaction. Underwriting costs that are deferred under the guidance in FASB ASC Topic 340-40-25-3 are recognized in expense at the time the related revenues are recorded. In the event the securities offering is aborted, the Company immediately expenses those costs.

Research Income. The Company engages in the distribution of its own and third-party research to institutional clients. Under the terms of the customer agreements, the performance obligation is met once the research is provided, however, the amounts realizable are variable. There is uncertainty related to the amount a customer will pay that are outside of the Company's control and are based on customary business practices. The Company does not believe it can overcome this constraint until the customer has notified the Company what it will pay for the research. Typically, revenue is recognized when the client has notified the Company of payment for research provided.

5

2. Significant Accounting Policies (Continued)

Revenues and Underwriting Costs (Continued)

Clearing and Execution Fees. The Company provides clearing and execution services to its Parent that are recognized on the trade date, consistent with the accounting policy described above for brokerage commissions.

Service Fee Income. The Company has a chaperoning agreement with its Parent pursuant to Securities and Exchange Commission Rule 15a-6 (the "15a-6 Services Agreement" or "Chaperoning Agreement"), in which a portion of the Company's normal operating costs plus an agreed upon markup are reimbursed by the Parent to the Company generally with a cap of $2 million per year, for which an exception was made for 2021. Service fee income is recognized when the performance obligations are recognized over time as services are provided by the Company in accordance with the Chaperoning Agreement.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Topic 740, *Income Taxes,* was amended by Accounting Standards Update No, 2019-12 (ASU 2019-12). The amendments in this Update are intended to simply the accounting for income taxes by removing certain complexities involving allocating tax expense or benefit to components of the income statement (e.g. between continuing operations and discontinued operations), deferred tax liabilities related to outside basis differences for equity method investments and foreign subsidiaries, and allocating year-to-date losses between interim periods in a year. Among other provisions, the amendment also provides guidance in accounting for franchise taxes, separate entity financial statements, and interim recognition of the enactment of tax laws or rate changes. The application of ASU 2019-12 did not have a material effect on the Company's financial condition.

2. Significant Accounting Policies (Continued)

Leases

Leases are accounting for in accordance with ASU No. 2016-02, Leases ("Topic 842") which, among other things, requires the recognition of lease assets and lease liabilities on the balance sheet of leasees, along with the disclosure of key information about leasing arrangements. Previously, the Company's obligations with respect to its operating lease was disclosed in a footnote to the financial statements and not included on the balance sheet.

Topic 842 provides practical expedients regarding the use of hindsight in determining certain material lease components (e.g. reassessment of lease term) that could significantly change the eventual impact on the Company's financial statements. As such, the Company has exercised its options to use the practical expedients provided by Topic 842, and reevaluated the term of its lease. The lease term now includes only the term from the balance sheet date through its expected termination option date (March 31, 2022). Also, the discount rate used to measure the present value of the lease liability is the implicit rate in the lease if it is readily determinable. As the implicit rate in this lease is not readily determinable, the Company used an incremental borrowing rate of 6% in recognizing its lease liability. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Credit Losses

Credit losses are accounted for in accordance ASU No. 2016-13, Financial Instruments-Credit Losses ("Topic 326") that requires the Company with a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The Company has not experienced significant credit losses and, as such, the application of Topic 326 does not have a material effect to its financial statements.

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Financial Instruments

At December 31, 2021, the Company did not own any financial assets or liabilities other than cash, receivables and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

3. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2020, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

4. Fixed Assets

At December 31, 2021, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 180,006	7
Equipment	401,509	3 - 10
Leasehold improvements	346,298	7
Software	95,456	5
Total cost	1,023,269	
Less accumulated depreciation and amortization	(850,500)	
Total cost, net of accumulated depreciation and amortization	$ 172,769	

5. Commitments and Contingencies

Leases

The Company entered into an operating lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,409 ($1,072,910 per year) for the first five years and, subject to a termination option, approximately $96,861 ($1,162,330 per year) for the next five years. The Company took possession of the leased premises effective September 12, 2016; however, due to the lease's deferred rent commencement provisions, the rent commencement date is November 19, 2016. The lease is secured by a $1,072,920 guarantee provided by the Parent consistent with the term of the lease. The Company subleases the premises to an affiliate of Clarksons, PLC consistent with the term of the lease, based on an allocation of leased space and certain operating costs.

Prior to December 31, 2021, the Company concluded this lease will be terminated effective March 31, 2022. Including the estimated termination payment of $2,360,000, and the remaining monthly payments of $290,582 through March 31, 2022, the total liability for the operating lease is $2,650,582, and is included in accrued expenses and accounts payable and the lease liability for operating lease in the Statement of Financial Condition as of December 31, 2021.

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2021, no amounts were recorded under such agreement as no loss exists

Clarksons Platou Securities, Inc.

Notes to Statement of Financial Condition (Continued)

6. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2021, the Company had net capital of $2,511,412 which exceeded the regulatory requirement by $2,172,684.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) and (ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

7. Related Party Transactions

Pursuant to expense sharing arrangements, the Company's Parent and affiliates of the ultimate Parent provide certain services related to accounting and administrative functions, IT expenses, and errors & omissions and directors & officers insurance, and any other reasonable services requested by the Company. A payable of $123,905 is accrued for these services as of December 31, 2021. In addition, the Company receives payments from affiliates and passes through those payments to other affiliates. As of December 31, 2021, the Company owed these affiliates $115,119. All amounts due are included in Due to related parties in the Statement of Financial Condition as of December 31, 2021.

7. Related Party Transactions (Continued)

Pursuant to a Transfer Pricing Agreement and the Chaperoning Agreement between the Company and its Parent, the Company earns fees for assisting with underwriting and chaperoning, and pays a certain percentage of its investment banking and corporate finance underwriting revenue to its Parent for services provided. As of December 31, 2021, the Company $1,330,967 remained due from the Parent as of December 31, 2021. In addition, the Company owes the Parent $993,638 for its part in the placement of securities and other underwriting services that was ongoing at year end, and is included it due to related parties in the Statement of Financial Condition as of December 31, 2021.

The Company also receives revenue for a sublease agreement with an affiliate and is due $105,900 from the affiliate as of December 31, 2021. In addition, the Company has $47,533 due from affiliates for the ShareSave Program. These amounts are also included as due from related parties in the Statement of Financial Condition as of December 31, 2021.

The Company is also reimbursed for costs and earns fees for expenses and fees related to these activities, which includes clearing and execution charges of $40,554 due from its Parent as of December 31, 2021, and is included in Due from related parties in the Statement of Financial Condition.

In 2019, the Company amended its Chaperoning Agreement in which a portion of the costs associated with the operation of the Company plus an agreed upon markup are reimbursed by the Parent to the Company generally with a cap of $2 million per year, for which an exception was made in 2021. The Company has a remaining receivable of $882,817, pursuant to these amended terms to the Chaperoning Agreement, and is included in due from related parties in the Statement of Financial Condition as of December 31, 2021.

8. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

9. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid taxes of $17,016 represent amounts paid in excess of estimated tax liabilities, and are included as part of Prepaids and other assets in the Statement of Financial Condition as of December 31, 2021.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, as of December 31, 2021, a valuation allowance of $4,569,257 has been recorded in order to measure the entire deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given subjective evidence such as the Company's projections for growth.

The Company's deferred taxes at December 31, 2021 were as follows:

Deferred tax assets, net of deferred tax liabilities of $2,725	$ 4,569,257
Valuation allowance	(4,569,257)
Deferred tax assets, net	$ -

The Company's deferred tax assets and liabilities are comprised of the following temporary differences as of December 31, 2020:

Net operating loss carryforwards	$ 4,281,756
Accrued expenses	242,979
Other	47,247
Total deferred tax assets	4,571,982
Fixed assets	(27,725)
Valuation allowance	(4,569,257)
Deferred tax assets, net	$ -

9. Income Taxes (Continued)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other provisions, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Consequently, the Company reversed approximately $468,091 of its valuation allowance against the NOLs in its deferred tax assets, and prepared amended returns to claim a refund of federal taxes previously paid.

As of December 31, 2021, the Company has federal, state and local net operating loss carry forwards of approximately $12,704,164, $14,135,618 and $14,135,618, respectively. A portion of the federal net operating loss carry forwards, amounting to $4,232,150 will begin to expire in 2035. After carrying back the NOLs discussed above of $394,063 and $1,033,994 for 2019 and 2018, respectively. The federal net operating loss carryforwards generated for the years ended December 31, 2021, 2020, 2019 and 2018, amounting to approximately $480,800, $2,831,630, $3,252,974 and $1,906,610, respectively, can be carried forward indefinitely, but are limited to 80% of taxable income before the carryforward. This change in treatment is due to the Tax Cuts and Jobs Act signed into law in 2017, but was amended by the CARES Act.

At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. Except for the evaluation of the NOL carryback provisions of the CARES Act, the Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

10. Subsequent Events

No other events or transactions occurred subsequent to December 31, 2021 through the date of these financial statements were issued that would require recognition or disclosure in the statement of financial condition and related notes.

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